# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BHAV Acquisition Corp, CIK 0002097288
CUSIP: G1R59W101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 255 Old New Brunswick Rd., Suite N210, Piscataway, New Jersey (NJ), 08854
Date of event which requires filing of this statement: 03/18/2026
Filed by CIK 0002106379
Persons authorized to receive notices and communications: Giri Devanur, Chief Executive Officer, 255 Old New Brunswick Rd., Suite N210, Piscataway, New Jersey (NJ), 08854, (732) 612-9552

## Reporting persons
- BHAV Partners LLC (CIK 0002106379): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,318,333; sole dispositive power 0; shared dispositive power 3,318,333; aggregate amount beneficially owned 3,318,333 (22.83% of the class)
  Comment: (1) Includes (i) 3,183,333 of the Issuer's (as defined below) Class B ordinary shares, $0.0001 par value per share (the "Founder Shares"), which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value per share (the "Class A ordinary shares"), at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and (ii) 135,000 Class A ordinary shares underlying private placement units (the "Private Placement Units"), each unit consisting of one Class A ordinary share of the Issuer and one right to receive one-fourth (1/4) of one Class A ordinary share of the Issuer, acquired pursuant to a Private Placement Unit Subscription Agreement by and between BHAV Partners LLC and the Issuer, as more fully described under the heading "Description of Securities--Private Placement Units" and "Description of Securities--Founder Shares and Private Placement Shares underlying the Private Placement Units" in the Issuer's registration statement on Form S-1 (File No. 333- 293399) (as amended, the "Registration Statement").
- Giri Devanur (CIK 0001643490): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,318,333; sole dispositive power 0; shared dispositive power 3,318,333; aggregate amount beneficially owned 3,318,333 (22.83% of the class)
  Comment: (1) Includes (i) 3,183,333 Founder Shares, which are automatically convertible into Class A ordinary shares at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and (ii) 135,000 Class A ordinary shares underlying the Private Placement Units, each unit consisting of one Class A ordinary share of the Issuer and one right to receive one-fourth (1/4) of one Class A ordinary share of the Issuer, acquired pursuant to a Private Placement Unit Subscription Agreement by and between BHAV Partners LLC and the Issuer, as more fully described under the heading "Description of Securities--Private Placement Units" and "Description of Securities--Founder Shares and Private Placement Shares underlying the Private Placement Units" in the Registration Statement.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: BHAV Acquisition Corp
Address of issuer's principal executive offices: 255 Old New Brunswick Rd., Suite N210, Piscataway, New Jersey (NJ), 08854
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Class A ordinary shares of BHAV Acquisition Corp, a Cayman Islands exempted company (the "Issuer") whose principal executive offices are located at 255 Old New Brunswick Rd., Suite N210, Piscataway, NJ 08854.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

BHAV Partners LLC (the "Sponsor"); and
Giri Devanur, as managing member of the Sponsor.
Residence or business address:
The address for the principal business office of each Reporting Person is 255 Old New Brunswick Rd., SuiteN210, Piscataway, NJ 08854.

The address for the principal business office of reAlpha Tech Corp. ("reAlpha") is 6515Longshore Loop, Suite 100, Dublin, Ohio 43017.
Present principal occupation or employment: Giri Devanur is (i) the Executive Chairman of reAlpha, (ii) the managing member of the Sponsor and (iii) the ChiefExecutive Officer of the Issuer and a member of its board of directors (the "Board"). reAlpha is a real estatetechnology company developing an end-to-end homebuying platform. The principal business of the Sponsor was toform the Issuer, invest in the securities of the Issuer, and assist the Issuer in connection with its initial publicoffering process and to find a business combination target.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding(excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (i) was a party to a civil proceeding of a judicial oradministrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or statesecurities laws or finding any violation with respect to such laws.
Citizenship:
The Sponsor is organized under the laws of the State of Delaware.
Mr. Devanur is a citizen of the United States ofAmerica.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Founder Shares was $25,000. The aggregate purchase price of the Placement Units was $1,350,000. In each case, the source of these funds was the working capital of the Sponsor, except for the purchase of the Placement Units, which aggregate purchase price of $1,350,000 included $216,442.58 that was paid through the reduction of the outstanding principal amount due under that certain promissory note by and between the Issuer and the Sponsor, dated as of October 24, 2025, by such amount.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On September 30, 2025, the Sponsor acquired an aggregate of 3,833,333 Founder Shares for $25,000, or approximately $0.0065 per share. Subsequently, on March 18, 2026, the Sponsor forfeited 650,000 Founder Shares, resulting in the Sponsor holding a total of 3,183,333 Founder Shares, of which up to 500,000 are subject to forfeiture to the extent the underwriters do not exercise their over-allotment option in connection with the Issuer's initial public offering (the "IPO"). The Founder Shares will automatically convert into shares of Class A ordinary shares at the time of the Issuer's initial business combination (the "Business Combination"), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights described in the Registration Statement.

Private Placement Units

On March 18, 2026, pursuant to a Private Placement Unit Subscription Agreement (the "Placement Agreement"), the Sponsor purchased 1,350,000 Private Placement Units from the Issuer for an aggregate purchase price of $1,350,000. Each Placement Unit consists of one Class A ordinary share and one right to receive one-fourth (1/4) of one Class A ordinary share. The Placement Units are identical to the units sold in the IPO, except as described in the Registration Statement. The foregoing description of the Placement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

The Sponsor and the Issuer entered into a letter agreement (the "Letter Agreement") with other parties named thereunder on March 18, 2026, pursuant to which the Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Units (including the underlying securities therein) and any Class A ordinary shares purchased during or after the IPO (the "public shares") in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Units (including the underlying securities therein) and any public shares in connection with the completion of the Business Combination in connection with a shareholder vote to approve an amendment to the Issuer's amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with the Issuer's Business Combination or certain amendments to the Issuer's amended and restated memorandum and articles of association prior thereto or to redeem 100% of the Issuer's public shares if the Issuer does not complete the Business Combination within 15 months from the closing of the IPO, unless extended (the "Combination Period") or (B) with respect to any other provision relating to the rights of the holders of Class A ordinary shares or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares and the Placement Units (including the underlying securities therein) if the Issuer fails to complete the Business Combination within the Combination Period, although the Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete the Business Combination within the Combination Period.

Pursuant to the Letter Agreement, the Sponsor agreed to vote any Founder Shares, Placement Units (including the underlying securities therein) and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination (except that any public shares the Sponsor may purchase in compliance with the requirements of Rule 14e-5 under the Act would not be voted in favor of approving the Business Combination). If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a simple majority of the issued and outstanding ordinary shares of the Issuer, voting together as a single class, votes in favor of the Business Combination.

Further pursuant to the Letter Agreement, the Sponsor has agreed not to transfer, assign or sell the Founder Shares and any Class A ordinary shares purchased during or after the IPO, as applicable, until the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 75 days after the Business Combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer's public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to the completion of the Business Combination.

Pursuant to the Letter Agreement, the Sponsor also has agreed that the Placement Units (including the underlying securities therein) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the Sponsor on March 18, 2026. Pursuant to the Registration Rights Agreement, the Sponsor, as a holder of Founder Shares, Placement Units (including the underlying securities therein) and any shares of Class A ordinary shares issuable upon conversion of the Founder Shares, is entitled to make up to three demands that the Issuer offer such securities in an underwritten offering. The Sponsor will also have certain "piggy-back" registration rights with respect to certain underwritten offerings the Issuer may conduct. Further, the Issuer agreed to file a registration statement covering the registration of these securities within 30 business days from the date it completes the Business Combination (or such later date agreed upon by the Issuer, the Sponsor and Maxim Group LLC).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares and percentage of ordinary shares are beneficially owned by each of the Reporting Persons, as of the date hereof, based on 14,533,333 ordinary shares outstanding as of the date hereof, which includes: (i) 10,000,000 Class A ordinary shares included in the units issued in the IPO, (ii) 3,833,333 Founder Shares, (iii) 200,000 Class A ordinary shares underlying the Placement Units and (iv) 500,000 Class A ordinary shares issued to the representative of the underwriters of the IPO.

The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons (which consists of 3,183,333 Founder Shares, 500,000 of which are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised, and 135,000 Class A ordinary shares underlying the Private Placement Units purchased by the Sponsor) are as follows:

(1) BHAV Partners LLC: Amount beneficially owned: 3,318,333, and Percentage: 22.83%; and

(2) Giri Devanur: Amount beneficially owned: 3,318,333, and Percentage: 22.83%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the number of ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof:

(1) BHAV Partners LLC - Number of shares to which the Reporting Person has: (i) Sole power to vote or to direct the vote: 0; (ii) Shared power to vote or to direct the vote: 3,318,333; (iii) Sole power to dispose or to direct the disposition of: 0; and (iv) Shared power to dispose or to direct the disposition of: 3,318,333.

(2) Giri Devanur - Number of shares to which the Reporting Person has: (i) Sole power to vote or to direct the vote: 0; (ii) Shared power to vote or to direct the vote: 3,318,333; (iii) Sole power to dispose or to direct the disposition of: 0; and (iv) Shared power to dispose or to direct the disposition of: 3,318,333.

Giri Devanur is the managing member of the Sponsor. Consequently, Mr. Devanur may be deemed to have beneficial ownership of the securities held of record by the Sponsor.
Transactions in the class effected during the past sixty days: Neither of the Reporting Persons has effected any transactions of the Issuer's Class A ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Certain individuals and entities, including the Issuer's independent directors, Chief Financial Officer and board advisor, hold non-managing membership interests in the Sponsor entity representing indirect economics interests in the Private Placement Units (including the underlying securities contained therein) and Founder Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Placement Agreement, Letter Agreement and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

1 Joint Filing Agreement.

2 Letter Agreement, dated March 18, 2026, by and among the Issuer, its officers, directors, board advisor and the Sponsor (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed March 20, 2026).

3 Form of Registration Rights Agreement, by and between the Issuer and the Sponsor (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed March 20, 2026).

4 Sponsor Private Placement Units Subscription Agreement, dated March 18, 2026, by and between the Issuer and the Sponsor (incorporated herein by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed March 20, 2026).

## Signatures
- BHAV Partners LLC: /s/ Giri Devanur, Giri Devanur/Managing Member (03/25/2026)
- Giri Devanur: /s/ Giri Devanur, Giri Devanur (03/25/2026)